SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  November 15, 2005          By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP


             INTERTAPE POLYMER GROUP INC. REACQUIRES COMMON SHARES
     											NYSE SYMBOL: ITP
												TSX SYMBOL: ITP

Montreal, Quebec and Bradenton, Florida--November 15, 2005 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced that it has reacquired and will cancel 250,587 of its common shares which had been held in escrow in connection with the acquisition of Olympian Tape
Sales Inc. d/b/a United Tape Company  in 2000.   The shares had been
held in escrow pending the resolution of certain third party legal
claims arising from the acquisition.   As a result of the resolution
of such claims and the related expense incurred in connection therewith, Intertape became entitled to reacquire the escrowed shares.

Andrew Archibald, C.A., Chief Financial Officer, stated that "When, as a result of the amicable resolution of certain post closing matters these shares became available, IPG elected to cancel them rather than have them sold into the market. These shares were acquired outside of the scope of our normal course issuer bid pursuant to the terms of the agreements entered into at the time of the acquisition."

About Intertape Polymer Group
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately
3,000 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement
Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.




FOR INFORMATION CONTACT:    Melbourne F. Yull
                            Chairman and Chief Executive Officer
                            Intertape Polymer Group Inc.
                            Tel.: 866-202-4713
                            E-mail:itp$info@itape.com
                            Web: www.intertapepolymer.com